Exhibit 17.3

David Nicholas

P.O. Box 681647

Park City, Utah 84068

October 8, 2012

Alan Isaacman

Melissa Hubbard

Walter Timoshenko

Hiram J. Woo

New Frontier Media, Inc.

6000 Spine Road, Suite 100

Boulder, Colorado 80301

Dear Alan, Melissa, Walter and Hiram:

I refer to your letter dated October 4, 2012 (and attached as an exhibit to New Frontier’s Form 8-K filed on same date) responding to my resignation letter in which I set forth the reasons for my resignation, including my serious concerns with actions taken by the current directors. It is shocking that the Special Committee, comprised of two attorneys and two accounting professionals, would use a publicly-filed SEC document as a platform to defend its actions with material misstatements and mischaracterizations of the events leading up to my resignation.

Let me be clear for the record that my disappointment with your transgressions and my concerns about potential breaches of your fiduciary duties should not be confused, as suggested in your letter, as malcontent or “sour grapes” caused by your decision not to re-nominate me for election at the upcoming annual meeting. I assure you that my reputation in the industry during the past thirty-two years has not, and will not, be impacted by your self-serving and transparent attempt to demonize me. I am nevertheless compelled, in the interest of full disclosure to shareholders, to address various inaccuracies in your letter and to reiterate some of the concerns you failed to address.

Your assertions that I was seeking to advance Michael Weiner’s “agenda” and that our interests were aligned with Longkloof are entirely inaccurate. My support for Mr. Weiner is based on my belief that he was the best person to serve as CEO of the Company and that he was wrongfully terminated. It is a complete fabrication to insinuate that I had a conversation with Longkloof and was invited to participate in their proxy contest. In fact, I have only spoken to Adam Rothstein once in my entire life - he called me earlier in the spring and we spoke about video distribution trends. Furthermore, I disagree with your continuous attempts to portray yourselves as saviors of the Company for filing the Longkloof lawsuit and to cast my opposition to the lawsuit as an expression of favoritism towards Longkloof. A Board that was interested in maximizing shareholder value would not have wasted hundreds of thousands of dollars to sue a bona-fide acquiror and instead would have attempted to negotiate with them to raise their offer price. My intent has always been to obtain the best and highest price for the Company - whether from Longkloof or otherwise. Any statements to the contrary have no merit.

Your allegation that I was removed from the Special Committee because I could not be trusted to act in the best interests of shareholders is a red herring designed to cloud the true circumstances of my removal. As I stated in my resignation letter, I believe I was removed from the Special Committee because I questioned the amount of additional fees its members agreed to pay themselves. Despite threats from other directors that my refusal to accept these committee fees would make them “look bad,” I stand by my decision not to accept additional committee fees that I believe are excessive and unwarranted.

You have done a disservice to shareholders by failing to adequately address many of the concerns raised in my resignation letter. Your assertion that the Special Committee provided “periodic updates” to the other Board members in order to “help ensure an independent and unbiased process” is disingenuous on multiple levels. The limited updates I received regarding the strategic review process lacked substance and were designed to keep me in the dark about the interests of any potential bidders in the Company. Neither I nor the shareholders can be assured that the activities of the Special Committee, which have been going on for approximately eight months, are actually benefiting shareholders. In addition, my concerns regarding your potential business relationships, personal interests and/or agendas with respect to the strategic review process have been ignored. The issues I have raised regarding your independence also remain unaddressed.

The Special Committee has wasted corporate assets and in my view damaged the Company’s business. Ultimately, each of you will be held accountable for any destruction of shareholder value that has resulted from your actions.

Very truly yours,

/s/ David Nicholas
David Nicholas
cc:	Michael Weiner
Marc Callipari